EXHIBIT 12.1



                   Kronos International, Inc. and Subsidiaries
               Statements of Computation of Ratio of Earnings to
                 Combined Fixed Charges and Preferred Dividends
                                   (Unaudited)
                          (In millions, except ratios)

                                                                                                         Three months ended
                                                                Years ended December 31,                     March 31,
                                                 ----------------------------------------------------  ----------------------
                                                    2001       2002       2003      2004       2005       2005       2006
                                                   ------     ------     ------    ------     ------     ------     ------

Fixed charges:
  Total interest expense                          $    38.4 $    35.4   $    32.6 $    36.7  $    43.9  $    11.6  $    10.3
  Preferred stock dividends and accretion (1)         112.5      78.6         -         -          -          -          -
  Interest component of rent expense (2)                2.1       2.4         3.0       2.7        2.8         .7         .7
                                                  --------- ---------   --------- ---------  ---------  ---------  ---------

    Total fixed charges and preferred dividends       153.0     116.4        35.6      39.4       46.7       12.3       11.0
                                                  --------- ---------   --------- ---------  ---------  ---------  ---------

Adjustments:
  Income before income taxes and minority interest    128.2      63.2        82.6      64.8      118.9       30.0       20.5
  Amortization of capitalized interest                   .5        .5          .5        .5         .4         .1         .1
                                                  --------- ---------   --------- ---------  ---------  ---------  ---------

     Total adjustments                                128.7      63.7        83.1      65.3      119.3       30.1       20.6
                                                  --------- ---------   --------- ---------  ---------  ---------  ---------

     Total earnings available for fixed charges   $   281.7 $   180.1   $   118.7 $   104.7  $   166.0  $    42.4  $    31.6
                                                  ========= =========   ========= =========  =========  =========  =========

Ratio of earnings to combined fixed charges and
preferred dividends (3)                                 1.8       1.5         3.3       2.7        3.6        3.4        2.9
                                                  ========= =========   ========= =========  =========  =========  =========




(1) There is no adjustment to the amount shown on the Company's consolidated statements of income for dividends and accretion on redeemable preferred stock to obtain an equivalent pre-tax amount. During the periods in which the redeemable preferred stock was outstanding, Kronos International, Inc. had a significant amount of net operating loss carryfowards in Germany, the benefit of which had not been recognized under the "more-likely-than-not" recognition criteria of accounting principles generally accepted in the United States of America. Accordingly, the equivalent pre-tax amount for such dividends and accretion would not differ from the amount of such dividends and accretion.

(2) The interest expense component of rental expense is calculated as one-third of the aggregate rent expense for each year, which is a reasonable approximation of the interest factor.